Exhibit 23.2

February 27, 2017

Cabot Oil & Gas Corporation
Three Memorial City Plaza
840 Gessner
Suite 1400
Houston, TX 77024

Re:    Securities and Exchange Commission
Form 10-K of Cabot Oil & Gas Corporation

Gentlemen:

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-68350, 333-83819 and 333-209629) and Form S-8 (File Nos. 333-37632, 033-53723, 033-35476, 333-92264, 333-123166, 333-135365 and 333-195642) of Cabot Oil & Gas Corporation of our report dated January 23, 2017, regarding the Cabot Oil & Gas Corporation Proved Reserves and Future Net Revenues as of December 31, 2016, and of references to our firm which report and references are to be included in Form 10-K for the year ended December 31, 2016 to be filed by Cabot Oil & Gas Corporation with the Securities and Exchange Commission.

The Form 10-K contains references to certain reports prepared by Miller and Lents, Ltd. for the use of Cabot Oil & Gas Corporation. The analysis, conclusions, and methods contained in the reports are based upon information that was made available to us at the time the reports were prepared and Miller and Lents, Ltd. has not updated and undertakes no duty to update any results contained in the reports based on the aforementioned information. While the reports may be used as a descriptive resource, investors are advised that Miller and Lents, Ltd. has not verified information provided by others except as specifically noted in the reports, and Miller and Lents, Ltd. makes no representation or warranty as to the accuracy of such information. Moreover, the conclusions contained in such reports are based on assumptions that Miller and Lents, Ltd. believed were reasonable at the time of the preparation of the reports and that are described in the reports in reasonable detail. However, there is a wide range of uncertainties and risks subsequent to the preparation of the reports that are outside our control that may impact these assumptions, including but not limited to, unforeseen market changes, economic changes, natural events, actions of governments or individuals, and changes in or the interpretation of laws and regulations.

Miller and Lents, Ltd. has no financial interest in Cabot Oil & Gas Corporation or in any of its affiliated companies or subsidiaries and is not to receive any such interest as payment for such report. Miller and Lents, Ltd. also has no director, officer, or employee employed or otherwise connected with Cabot Oil & Gas Corporation. We are not employed by Cabot Oil & Gas Corporation on a contingent basis.

Yours very truly,

MILLER AND LENTS, LTD.
Texas Registered Engineering Firm No. F-1442

By: /s/ KATIE M. REINAKER, P.E.
Katie M. Reinaker, P.E.
Vice President